UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TORM plc

Class A common shares, par value $0.01 per share

G89479102

December 31, 2019

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1.	Names of Reporting Persons. DW Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0
		6.	Shared Voting Power 3,714,578
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 3,714,578
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,714,578
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.97%
12.	Type of Reporting Person
PN, IA

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1.	Names of Reporting Persons. DW Investment Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0
		6.	Shared Voting Power 3,714,578
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 3,714,578
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,714,578
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.97%
12.	Type of Reporting Person
HC

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CUSIP No.	Page 4 of 7

ITEM 1.

(a)	Name of Issuer: TORM plc

(b)	Address of Issuer’s Principal Executive Offices: Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom

ITEM 2.

(a)	Name of Person Filing: DW Partners, LP (“DW”) and DW Investment Partners, LLC (“DWIP”)

(b)	Address of Principal Business Office, or if None, Residence: 590 Madison Avenue, 13th Floor, New York, NY 10022

(c)	Citizenship: DW is a limited partnership organized under the laws of the State of Delaware. DWIP is a limited liability company organized under the laws of the State of Delaware.

(d)	Title of Class of Securities: Class A common shares, par value $0.01 per share (“Common Shares”)

(e)	CUSIP Number: G89479102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: DW and DWIP are beneficial owners of 3,263,023 Common Shares and 451,555 warrants carrying the right to subscribe for Common Shares on a one-for-one basis within less than 60 days.

(b)

Percent of class: DW and DWIP are the beneficial owners of 4.97% of the outstanding Common Shares (including the warrant position). This percentage is determined by dividing 3,714,578 by 74,748,248 Common Shares outstanding as of December 19, 2019 (as reported in the Issuer’s Form 6-K filed with the SEC on December 19, 2019).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

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(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

DW, as the investment adviser to the ultimate beneficial owners of the Common Shares (the “Funds”), may direct the voting and disposition of the 3,263,023 Common Shares and 451,555 warrants held by the Funds. DWIP, as the general partner of DW, may direct DW as to the voting and disposition of the 3,263,023 Common Shares and 451,555 warrants held by the Funds. As described above, the warrants carry the right to subscribe for Common Shares on a one-for-one basis within less than 60 days.

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

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ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

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ITEM 10.	CERTIFICATIONS.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DW Partners, LP

By: DW Investment Partners, LLC, its general partner

February 14, 2020
(Date)

/s/ Houdin Honarvar
(Signature)

By:	/s/ Houdin Honarvar, Authorized Signatory
(Name/Title)

DW Investment Partners, LLC

/s/ Houdin Honarvar
(Signature)

By:	/s/ Houdin Honarvar, Authorized Signatory
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.